UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Condensed interim consolidated Financial Statements

Six months ended June 30, 2013

Disclaimer

This is a free translation into English of the condensed interim consolidated financial statements prepared in French and is provided solely for the convenience of English speaking readers.

Table of contents

CONSOLIDATED INCOME STATEMENT

4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

5

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

8

CONSOLIDATED STATEMENT OF CASH FLOWS

10

SEGMENT INFORMATION

12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20

    The accompanying notes are an integral part of the consolidated financial statements.

First half 2013 Condensed interim consolidated financial statements	3

CONSOLIDATED INCOME STATEMENT

(in millions of euros, except for per share data)	Note	June 30, 2013	June 30, 2012
Revenues	3	20,603	21,843
External purchases	4	(8,936)	(9,486)
Other operating Income		379	563
Other operating expense		(1,052)	(1,343)
Labour expenses		(4,650)	(4,848)
Gain (losses) on disposal	2	94	102
Restructuring costs and similar items		(21)	(11)
Depreciation and amortization		(2,962)	(3,114)
Impairment of goodwill	5	(385)	(159)
Impairment of fixed assets		(3)	(2)
Share of profits (losses) of associates and joint ventures		(74)	(57)
Operating Income		2,993	3,488
Cost of gross financial debt		(869)	(756)
Gains (losses) on assets contributing to net financial debt		29	61
Foreign exchange gains (losses)		5	15
Other financial Income and expense		(34)	(17)
Finance costs, net	7.1	(869)	(697)
Income tax	6	(915)	(882)
Consolidated net income		1,209	1,909
Net income attributable to owners of the parent		1,068	1,738
Non-controlling interests		141	171
Earnings per share (in euros) attributable to owners of the parent
Net income
• basic		0.41	0.66
• diluted		0.40	0.65

First half 2013 Condensed interim consolidated financial statements	4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of euros)	Note	June 30, 2013	June 30, 2012
Consolidated net income		1,209	1,909
Actuarial gains and losses on post-employment benefits		7	6
Share of other comprehensive income in associates and joint ventures that will not be reclassified		-	(1)
Items that will not be reclassified to profit or loss (a)		7	5
Assets available for sale		(7)	(3)
Cash flow hedges		(198)	(210)
Net investment hedges		94	68
Exchange differences on translating foreign operations	8.5	(580)	339
Income tax relating to items that may be reclassified		35	44
Share of other comprehensive income in associates that may be reclassified		3	(2)
Items that may be reclassified subsequently to profit or loss (b)		(653)	236
Other comprehensive income for the year of continuing operations (a)+(b)		(646)	241
Total comprehensive income		563	2,150
Total comprehensive income attributable to owners the parent		456	1,949
Non-controlling interests		107	201

First half 2013 Condensed interim consolidated financial statements	5

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	June 30, 2013	December 31, 2012
ASSETS
Goodwill	5	25,439	25,773
Other Intangible assets		11,564	11,818
Property, plant and equipment		23,070	23,662
Interests in associates and joint ventures		6,880	7,431
Assets available for sale		90	139
Non-current loans and receivables		1,478	1,003
Non-current financial assets at fair value through profit or loss		166	159
Non-current hedging derivatives assets		165	204
Other non-current assets		232	70
Deferred tax assets		3,339	3,594
Total non-current assets		72,423	73,853
Inventories		574	586
Trade receivables		4,702	4,635
Current loans and other receivables		50	81
Current financial assets at fair value through profit or loss, excluding cash equivalents		332	141
Current hedging derivatives assets		15	3
Other current assets		1,571	1,863
Current tax assets		45	109
Prepaid expenses		578	388
Cash equivalents		4,519	7,116
Cash		1,276	1,205
Total current assets		13,662	16,127
TOTAL ASSETS		86,085	89,980

First half 2013 Condensed interim consolidated financial statements	6

ESPACE

(in millions of euros)	Note	June 30, 2013	December 31, 2012
EQUITY AND LIABILITIES
Share capital		10,596	10,596
Additional paid-in capital		16,790	16,790
Retained earnings		(3,051)	(3,080)
Equity attributable to the owners of the parent		24,335	24,306
Non controlling interest		1,867	2,078
Total equity	8	26,202	26,384
Non-current trade payables		341	337
Non-current financial liabilities at amortized cost, excluding trade payables		29,973	31,883
Non-current financial liabilities at fair value through profit or loss		382	482
Non-current hedging derivatives liabilities		775	542
Non-current employee benefits		2,971	2,989
Non-current provisions for dismantling		709	686
Non-current restructuring provisions		79	98
Other non-current liabilities		491	560
Deferred tax liabilities		1,065	1,102
Total non-current liabilities		36,786	38,679
Current trade payables		7,138	7,697
Current financial liabilities at amortized cost, excluding trade payables		6,315	7,331
Current financial liabilities at fair value through profit or loss		114	111
Current hedging derivatives liabilities		12	5
Current employee benefits		1,821	1,948
Current provisions for dismantling		17	23
Current restructuring provisions		37	55
Other current liabilities		2,581	2,755
Current tax payables		2,965	2,794
Deferred income		2,097	2,198
Total current liabilities		23,097	24,917
TOTAL EQUITY AND LIABILITIES		86,085	89,980

First half 2013 Condensed interim consolidated financial statements	7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Note			Attributable to owners of the parent				Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2012		2,648,885,383	10,596	16,790	(676)	863	27,573	1,847	172	2,019	29,592
Consolidated comprehensive income		-	-	-	1,738	211	1,949	171	30	201	2,150
Share-based compensation		-	-	-	25	-	25	3	-	3	28
Purchase of treasury shares		-	-	-	(30)	-	(30)	-	-	-	(30)
Dividends		-	-	-	(2,104)	-	(2,104)	(565)	-	(565)	(2,669)
Changes in ownership interets with no gain/ loss of control		-	-	-	(40)	-	(40)	(10)	-	(10)	(50)
Other movements		-	-	-	8	-	8	4	-	4	12
Balance at June 30, 2012		2,648,885,383	10,596	16,790	(1,079)	1,074	27,381	1,450	202	1,652	29,033
Consolidated comprehensive income		-	-	-	(918)	(283)	(1,201)	113	40	153	(1,048)
Share-based compensation		-	-	-	(36)	-	(36)	1	-	1	(35)
Purchase of treasury shares		-	-	-	(19)	-	(19)	-	-	-	(19)
Dividends		-	-	-	(1,528)	-	(1,528)	(14)	-	(14)	(1,542)
Changes in ownership interets with no gain/ loss of control		-	-	-	(241)	-	(241)	294	-	294	53
Other movements		-	-	-	(50)	-	(50)	(8)	-	(8)	(58)
Balance at December 31, 2012		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384
Consolidated comprehensive income		-	-	-	1,068	(612)	456	141	(34)	107	563
Share-based compensation		-	-	-	2	-	2	2	-	2	4
Purchase of treasury shares	8.2	-	-	-	35	-	35	-	-	-	35
Dividends	8.3	-	-	-	(526)	-	(526)	(345)	-	(345)	(871)
Changes in ownership interets with no gain/ loss of control		-	-	-	(0)	-	(0)	2	-	2	2
Other movements		-	-	-	62	-	62	24	-	24	85
Balance at June 30, 2013		2,648,885,383	10,596	16,790	(3,230)	179	24,335	1,659	209	1,867	26,202

First half 2013 Condensed interim consolidated financial statements	8

•

ANALYSIS OF CHANGES IN SHAREHOLDERS' EQUITY RELATED TO COMPONENTS OF THE OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests					Total other comprehensive income
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates and joint ventures	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total
Balance at January 1, 2012	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
Variation	(3)	(144)	310	6	45	(2)	211	2	29	(0)	(1)	30	241
Balance at June 30, 2012	29	278	1,062	(305)	(2)	13	1,074	2	218	(25)	7	202	1,276
Variation	10	(148)	(121)	(88)	80	(17)	(283)	(5)	46	(1)	-	40	(243)
Balance at December 31, 2012	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033
Variation	(7)	(104)	(546)	6	35	3	(612)	0	(35)	1	(0)	(34)	(646)
Balance at June 30, 2013	32	26	395	(387)	113	(1)	179	(3)	229	(25)	7	209	388

First half 2013 Condensed interim consolidated financial statements	9

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Note	June 30, 2013	June 30, 2012
OPERATING ACTIVITIES
Consolidated net income		1,209	1,909
Adjustments to reconcile net income (loss) to funds generated from operations
Gains (losses) on disposal	2	(94)	(102)
Depreciation and amortization		2,962	3,114
Change in provisions		(143)	(102)
Impairment of goodwill	5.1	385	159
Impairment of non-current assets		3	2
Share of profits (losses) of associates and joint ventures		74	57
Operational net foreign exchange and derivatives		5	46
Finance costs, net	7.1	869	697
Income tax	6	915	882
Share-based compensation		4	28
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories, net		(3)	17
Decrease (increase) in trade receivables, gross		(119)	138
Increase (decrease) in trade payables		(78)	(95)
Other changes in working capital requirements
Payment of DPTG litigation		-	(550)
Decrease (increase) in other assets		144	82
Increase (decrease) in other liabilities		(469)	(369)
Other net cash out
Dividends and interest income received		212	444
Interest paid and interest rates effects on derivatives, net		(1,329)	(1,364)
Income tax paid		(369)	(748)
Net cash provided by operating activities		4,178	4,245
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets(1)		(2,483)	(3,375)
Increase (decrease) in fixed assets payables		(563)	(523)
Proceeds from sales of property, plant and equipment and intangible assets		20	54
Cash paid for investment securities, net of cash acquired
Dailymotion	2	(59)	-
Other		(3)	(1)
Cash paid for joint operations securities, net of cash acquired		8	-
Purchases of equity securities measured at fair value		(10)	(18)
Proceeds from sales of investment securities, net of cash transferred
Orange Austria	2	35	-
Orange Suisse		-	1,411
Other		6	-
Decrease (increase) in securities and other financial assets
Investments at fair value		(167)	581
Redemption of loan granted to Everything Everywhere		-	222
Other		(29)	(40)
Net cash used in investing activities		(3,245)	(1,689)

First half 2013 Condensed interim consolidated financial statements	10

ESPACE

(in millions of euros)	Note	June 30, 2013	June 30, 2012
FINANCING ACTIVITIES
Issuances	7.3
Bonds		994	1,815
Other long-term debt		213	76
Redemptions and repayments	7.3
Bonds		(3,084)	(2,330)
Other long-term debt		(270)	(173)
Other changes
Increase (decrease) of bank overdrafts and short-term borrowings		7	642
Decrease (increase) of deposits and other debt-linked financial assets		(425)	270
Exchange rates effects on derivatives, net		(122)	193
Purchase of treasury shares	8.2	66	(71)
Changes in ownership interests with no gain / loss of control
Egypt		-	(1,489)
Others		(11)	-
Capital increase (decrease) - non-controlling interests		-	1
Dividends paid to non-controlling interests	8.4	(262)	(316)
Dividends paid to owners of the parent company	8.3	(526)	(2,104)
Net cash used in financing activities		(3,420)	(3,486)

Net change in cash and cash equivalents		(2,487)	(930)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(39)	31
Cash and cash equivalents - opening balance		8,321	8,061
o/w cash		1,205	1,311
o/w cash equivalents		7,116	6,733
o/w discontinued operations		-	17
Cash and cash equivalents - closing balance		5,795	7,162
o/w cash		1,276	933
o/w cash equivalents		4,519	6,229
(1) Including purchase in France of 4G frequencies in January 2012 for 897 million euros.

First half 2013 Condensed interim consolidated financial statements	11

SEGMENT INFORMATION

•

CONSOLIDATED INCOME STATEMENT FOR THE HALF-YEAR ENDED JUNE 30, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	10,084	2,021	1,572	3,877
• external	9,668	2,002	1,555	3,688
• inter-operating segments	416	19	17	189
External purchases	(3,640)	(1,350)	(777)	(2,031)
Other operating income	501	47	37	72
Other operating expense	(797)	(148)	(88)	(300)
Labor expenses	(2,544)	(101)	(254)	(375)
Gain (losses) on disposal	-	-	1	62
Restructuring costs and similar items	(7)	-	(4)	(1)
Reported EBITDA	3,597	469	487	1,304
Depreciation and amortization	(1,220)	(293)	(373)	(664)
Impairment of goodwill	-	-	-	(385)
Impairment of fixed assets	(2)	-	(1)	-
Share of profits (losses) of associates and joint ventures	-	-	-	(4)
Operating income	2,375	176	113	251
Finance costs, net
Income tax
Consolidated net income
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	1,277	237	204	398
• telecommunications licenses	5	20	-	3
• financed through finance leases	-	-	-	4
TOTAL INVESTMENTS(3)	1,282	257	204	405

(1)

Including revenues of 2,312 million euros in France, 15 million euros in Spain, 7 million euros in Poland and 963 million euros in other countries.

Including tangible and intangible assets of 114 million euros in France, 1 million euros in Spain and 45 million euros in other countries.

(2)

Including revenues of 767 million euros in France and 63 million euros in other countries.

Including tangible and intangible assets of 190 million euros in France and 16 million euros in other countries.

(3)

Including 746 million euros for other intangible assets and 1,768 million euros for other tangible assets.

First half 2013 Condensed interim consolidated financial statements	12

ESPACE

ESPACE

Enterprise(1)	International Carriers & Shared Services(2)	Eliminations	Total Orange	Everything Everywhere (100%)
3,297	830	(1,078)	20,603	3,773
3,102	588	-	20,603	3,773
195	242	(1,078)	-	-
(1,917)	(1,606)	2,385	(8,936)	(2,600)
73	1,428	(1,779)	379	22
(124)	(67)	472	(1,052)	(212)
(814)	(562)	-	(4,650)	(269)
5	26	-	94	18
(6)	(3)	-	(21)	(33)
514	46	-	6,417	699
(181)	(231)	-	(2,962)	(739)
-	-	-	(385)	-
-	-	-	(3)	-
(2)	(68)	-	(74)	(4)
331	(253)	-	2,993	(44)
			(869)	(59)
			(915)	2
			1,209	(101)

149	190	-	2,455	347
-	-	-	28	727
11	16	-	31	-
160	206	-	2,514	1,074

First half 2013 Condensed interim consolidated financial statements	13

SEGMENT INFORMATION

•

CONSOLIDATED INCOME STATEMENT FOR THE HALF-YEAR ENDED JUNE 30, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Revenues	10,826	1,988	1,694	4,144
• external	10,375	1,969	1,677	3,972
• inter-operating segments	451	19	17	172
External purchases	(4,054)	(1,326)	(845)	(2,132)
Other operating income	528	35	70	75
Other operating expense	(822)	(150)	(79)	(243)
Labor expenses	(2,489)	(92)	(252)	(392)
Gain (losses) on disposal	1	-	3	94
Restructuring costs and similar items	(6)	-	-	(2)
Reported EBITDA	3,984	455	591	1,544
Depreciation and amortization	(1,170)	(450)	(383)	(718)
Impairment of goodwill	-	-	-	(159)
Impairment of fixed assets	-	(1)	(2)	2
Share of profits (losses) of associates and joint ventures	1	-	1	(1)
Operating income	2,815	4	207	668
Finance costs, net
Income tax
Consolidated net income
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	1,246	210	208	493
• telecommunications licenses	898	1	-	16
• financed through finance leases	-	3	-	-
TOTAL INVESTMENTS(3)	2,144	214	208	509

(1)

Including revenues of 2,475 million euros in France, 17 million euros in Spain, 7 million euros in Poland and 990 million euros in other countries.

Including tangible and intangible assets of 118 million euros in France and 54 million euros in other countries.

(2)

Including revenues of 739 million euros in France and 78 million euros in other countries.

Including tangible and intangible assets of 144 million euros in France and 4 million euros in other countries.

(3)

Including 1,586 million euros for other intangible assets and 1,809 million euros for other tangible assets.

First half 2013 Condensed interim consolidated financial statements	14

ESPACE

ESPACE

Enterprise(2)	International Carriers & Shared Services(3)	Eliminations	Total Orange	Everything Everywhere (100%)
3,489	817	(1,115)	21,843	4,030
3,273	577	-	21,843	4,030
216	240	(1,115)	-	-
(2,013)	(1,602)	2,486	(9,486)	(2,823)
81	1,634	(1,860)	563	22
(132)	(406)	489	(1,343)	(257)
(829)	(794)	-	(4,848)	(283)
-	4	-	102	-
(5)	2	-	(11)	(18)
591	(345)	-	6,820	671
(181)	(212)	-	(3,114)	(753)
-	-	-	(159)	-
-	(1)	-	(2)	-
1	(59)	-	(57)	-
411	(617)	-	3,488	(82)
			(697)	(43)
			(882)	3
			1,909	(122)

172	131	-	2,460	292
-	-	-	915	-
-	17	-	20	5
172	148	-	3,395	297

First half 2013 Condensed interim consolidated financial statements	15

SEGMENT INFORMATION

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR THE HALF-YEAR ENDED JUNE 30, 2013

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,382	4,723	756	4,002
Other intangible assets	3,727	1,330	657	1,768
Property, plant and equipment	11,110	1,667	3,061	4,813
Interests in associates and joint ventures	2	2	-	784
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	5	-	-	218
Total non-current assets	30,226	7,722	4,474	11,585
Inventories	256	61	50	148
Trade receivables	2,147	450	290	1,213
Prepaid expenses	103	105	28	169
Current assets included in the calculation of net financial debt	-	-	-	-
Other	684	21	21	339
Total current assets	3,190	637	389	1,869
TOTAL ASSETS	33,416	8,359	4,863	13,454
Equity
Non-current trade payables	134	5	189	13
Non-current employee benefits	1,976	8	90	82
Non-current liabilities included in the calculation of net financial debt	-	-	-	-
Other	828	170	64	129
Total non-current liabilities	2,938	183	343	224
Current trade payables	3,051	976	433	1,627
Current employee benefits	1,028	21	56	129
Deferred income	1,349	86	106	307
Current liabilities included in the calculation of net financial debt	-	-	-	-
Other	710	80	397	761
Total current liabilities	6,138	1,163	992	2,824
TOTAL LIABILITIES	9,076	1,346	1,335	3,048

(1)

Some trade receivables generated by the Enterprise segment (approximately 249 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 512 million euros in France and 252 million euros in other countries.

(2)

Including  tangible and intangible assets of 2,532 million euros in France and 71 million euros in other countries. Intangible assets  also include the Orange brand for 3,133 million euros.

(3)

Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity (see Note 8).

First half 2013 Condensed interim consolidated financial statements	16

ESPACE

ESPACE

Enterprise(1)	International Carriers & Shared Services(2)	Eliminations and unallocated items(3)	Total Orange	Everything Everywhere (100%)
422	154	-	25,439	6,641
307	3,775	-	11,564	5,678
457	1,962	-	23,070	2,780
121	5,971	-	6,880	23
-	-	1,048	1,048	74
11	(1)	4,189	4,422	371
1,318	11,861	5,237	72,423	15,567
25	34	-	574	123
690	608	(696)	4,702	879
133	106	(66)	578	539
-	-	6,143	6,143	474
138	369	93	1,665	11
986	1,117	5,474	13,662	2,026
2,304	12,978	10,711	86,085	17,593
		26,202	26,202	11,736
-	-	-	341	23
223	592	-	2,971	62
-	-	30,910	30,910	2,723
7	73	1,293	2,564	411
230	665	32,203	36,786	3,219
606	1,141	(696)	7,138	1,965
302	285	-	1,821	57
171	144	(66)	2,097	298
-	-	6,441	6,441	31
174	523	2,955	5,600	286
1,253	2,093	8,634	23,097	2,637
1,483	2,758	67,039	86,085	17,592

First half 2013 Condensed interim consolidated financial statements	17

SEGMENT INFORMATION

•

CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World
Goodwill	15,347	4,723	802	4,405
Other intangible assets	3,740	1,292	720	2,001
Property, plant and equipment	11,023	1,683	3,417	5,041
Interests in associates and joint ventures	4	2	5	794
Non-current assets included in the calculation of net financial debt	-	-	-	-
Other	4	-	-	55
Total non-current assets	30,118	7,700	4,944	12,296
Inventories	242	75	48	148
Trade receivables	1,924	428	345	1,151
Prepaid expenses	73	37	17	61
Current assets included in the calculation of net financial debt	-	-	-	-
Other	994	26	27	387
Total current assets	3,233	566	437	1,747
TOTAL ASSETS	33,351	8,266	5,381	14,043
Equity	-	-	-	-
Non-current trade payables	134	5	185	13
Non-current employee benefits	2,017	6	93	76
Non-current liabililties included in the calculation of net financial debt	-	-	-	-
Other	823	171	67	124
Total non-current liabilities	2,974	182	345	213
Current trade payables	3,175	987	545	1,904
Current employee benefits	1,114	28	50	133
Deferred income	1,372	92	133	321
Current liabililties included in the calculation of net financial debt	-	-	-	-
Other	986	69	273	605
Total current liabilities	6,647	1,176	1,001	2,963
TOTAL LIABILITIES	9,621	1,358	1,346	3,176

(1)

Some trade receivables generated by the Enterprise segment (approximately 232 million euros) are included in the France segment, which is responsible for their collection.

Including intangible and intangible assets of 530 million euros in France and 277 million euros in other countries.

(2)

Including tangible and intangible assets of 2,558 million euros in France and 65 million euros in other countries. Intangible assets  also include the Orange brand for 3,133 million euros.

(3)

Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalents, current and deferred tax assets and shareholders' equity (see Note 8).

First half 2013 Condensed interim consolidated financial statements	18

ESPACE

ESPACE

Enterprise(1)	International Carriers & Shared Services(2)	Eliminations and unallocated items(3)	Total Orange	Everything Everywhere (100%)
425	71	-	25,773	6,975
327	3,738	-	11,818	5,626
480	2,018	-	23,662	2,911
123	6,503	-	7,431	20
-	-	661	661	30
9	1	4,439	4,508	340
1,364	12,331	5,100	73,853	15,902
30	43	-	586	156
743	575	(531)	4,635	956
119	102	(21)	388	464
-	-	8,467	8,467	1,037
140	283	194	2,051	17
1,032	1,003	8,109	16,127	2,630
2,396	13,334	13,209	89,980	18,532
-	-	26,384	26,384	12,657
-	-	-	337	-
228	569	-	2,989	75
-	-	32,681	32,681	2,598
8	143	1,336	2,672	500
236	712	34,017	38,679	3,173
628	990	(532)	7,697	2,020
329	294	-	1,948	53
201	100	(21)	2,198	291
-	-	7,447	7,447	41
216	686	2,792	5,627	297
1,374	2,070	9,686	24,917	2,702
1,610	2,782	70,087	89,980	18,532

First half 2013 Condensed interim consolidated financial statements	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes index

NOTE 1

Basis of preparation of the consolidated financial statements

21

NOTE 2

Gains and losses on disposal and main changes in scope of consolidation

22

NOTE 3

Revenues

23

NOTE 4

External purchases

24

NOTE 5

Impairment losses and goodwill

25

NOTE 6

Income tax

26

NOTE 7

Financial assets, liabilities and financial results

26

NOTE 8

Shareholders' equity

28

NOTE 9

Litigations and unrecognized contractual commitments

29

NOTE 10

Related party transaction

31

NOTE 11

Subsequent events

31

First half 2013 Condensed interim consolidated financial statements	20

NOTE 1

Basis of preparation of the consolidated financial statements

Following the change in the corporate name France Telecom which was renamed “Orange”  from July 1, 2013, the France Telecom-Orange group is now called Orange.

This note describes the changes in accounting policies which were used by Orange (hereafter called "the Group") to prepare the interim financial statements at June 30, 2013 and which have taken place since publication of the consolidated financial statements for 2012.

1.1

Basis of preparation of the financial statements

The condensed consolidated financial statements and notes were approved by the Board of Directors on July 24, 2013.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the condensed consolidated financial statements for the first semester of 2013 were prepared in accordance with IAS 34 "Interim Financial Reporting”, as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2012, with the exception of the specific requirements of IAS 34 and the application of the new standards presented in note 1.3. For the reported periods, the accounting standards and interpretations endorsed by the EU (available on the website: http://ec.europa.eu/internal_market/accounting/ias/index_en.htm) are similar to the compulsory standards and interpretations published by the IASB with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Where a specific transaction is not dealt with any standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of the transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.2

Uses of estimates and judgment

In preparing the Group’s consolidated financial statements, the Group’s management is required to make estimates insofar as many elements included in the financial statements cannot be measured with precision. The underlying assumptions used for the main estimates are similar to those described as of December 31, 2012. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at June 30, 2013 may subsequently be changed. The Group’s management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

1.3

New standards and interpretations

Standards applied at January 1, 2013

Standard	Consequences for the Group
IAS 28 (revised 2011) Investments in Associates and Joint Ventures	The revision of the standard has no effect on the Group’s financial statements.
IFRS 10 Consolidated Financial Statements	The retrospective application of the standard on the Group’s consolidation scope has no effect on the Group’s financial statements reported at June 30, 2013.
IFRS 11 Joint Arrangements

The retrospective application of the standard impacts only two entities BuyIn and Networks! Sp. z.o.o. which qualify as joint operations under IFRS 11 instead of jointly controlled entities under IAS 31. The IFRS 11 application has no significant effect on the Group’s statements presentation reported as at June 30, 2013.

IFRS 12 Disclore of Interest in Other Entities	The disclosures required by this standard have been substantially provided at 2012 year-end and has not significantly changed over the first 2013 half-year.
IFRS 13 Fair Value Measurement

This standard is applicable prospectively and has no effect on the fair value currently measured by the Group.

The requirements brought by the standard have no effect on fair value measurements. In particular, the incorporation of credit risk in the measurement of derivatives do not give rise to any significant value adjustment.

First half 2013 Condensed interim consolidated financial statements	21

NOTE 2

Gains and losses on disposal and main changes in scope of consolidation

2.1

Net gain on disposal

The net gain on disposal amounted to 94 million euros as at June 30, 2013, mainly due to the disposal of Orange Austria for 65 million euros and buildings in France for 27 million euros.

2.2

Main changes in scope of consolidation

Disposal of Orange Austria

On January 3, 2013, in accordance with the agreements signed on February 2, 2012 and after securing the approval of the competent regulatory and competition authorities, Mid Europa Partners completed the sale of 100% of Orange Austria to Hutchison 3G Holdings, a subsidiary of Hutchison Whampoa. Orange and Mid Europa Partners owned 35% and 65% of Orange Austria, respectively.

Orange sold its share in Orange Austria for 65 million euros, net of disposal costs and before any contingent closing adjustment price. This amount corresponds to the gain on disposal recognized in the income statement.

At June 30, 2013, the net receipt amounted to 35 million euros, the remaining cash to be received have been deposited into an escrow account.

The divestment has ended the commitments between Orange and its partner Mid Europa Partners. In addition, the Group has given the buyer, Hutchison 3G Holdings GmbH, the standard guarantees associated with this type of transaction.

Dailymotion takeover

On January 10, 2013, Orange purchased 51% ownership interest in Dailymotion, in accordance with the forward purchase agreement dated July 6, 2012, for a total amount of 61 million euros.

Following the first acquisition stake of 49% in April 2011 for a total consideration of 66 million euros, Dailymotion is now a wholly-owned subsidiary of the Group.

These transactions led to recognize goodwill of 119 million euros, before allocating the acquisition cost to the assets acquired and liabilities assumed.

Sonaecom

Sonae and Orange have entered into a put and call option agreement on February 15, 2013 that will allow Orange to divest its entire 20% stake in the Portuguese telecommunications operator, Sonaecom.

The call is exercisable by Sonae over the next 18 months and the put will be exercisable by Orange during the 3 months following this initial period. They are both exercisable at the same price of 99 million euros. The price could be increased to 113 million euros if Sonaecom participates in a material transaction (involving Sonaecom or one of its material assets) that consolidates or restructures the Portuguese telecommunications sector in the 24 months following the signature of the agreement.

First half 2013 Condensed interim consolidated financial statements	22

NOTE 3

Revenues

(in millions of euros)	June 30, 2013	June 30, 2012
France	10,084	10,826
Mobile Services	4,289	4,757
Mobile Equipement Sales	231	248
Fixed services	5,307	5,532
Other revenues	257	289
Spain	2,021	1,988
Mobile Services	1,485	1,530
Mobile Equipement Sales	110	87
Fixed services	418	362
Other revenues	8	9
Poland	1,572	1,694
Mobile Services	747	805
Mobile Equipement Sales	18	16
Fixed services	734	798
Other revenues	73	75
Reste of the word	3,877	4,144
Mobile Services	3,046	3,338
Mobile Equipement Sales	181	155
Fixed services	509	505
Other revenues	141	146
Enterprise	3,297	3,489
Legacy networks	871	969
Mature networks	1,377	1,434
Growing networks	205	197
Services	844	889
International Carriers & Shared Services	830	817
International Carrier	694	696
Shared Services	136	121
Inter-operating segment eliminations	(1,078)	(1,115)
TOTAL	20,603	21,843

Revenues (excluding Enterprise and International Carriers & Shared Services) are presented by product line from January 1, 2013:

•

mobile services: including revenues generated by incoming and outgoing calls (voice, SMS and data) network access fees, value-added services, machine-to-machine, roaming revenues from customers of other networks (national and international roaming), revenues from mobile virtual network operators (MVNO) and from network sharing;

•

sale of mobile devices: including revenues from the sale of mobile devices include subsidized and unsubsidized sales, excluding sales of accessories;

•

fixed-line services: including revenues from traditional fixed-line telephony, fixed broadband services, networks and solutions (except the France operating segment for which networks and solutions are included in the Enterprise operating segment), and revenues from carrier services (national and international interconnections, unbundling and  wholesale sales of telephone lines);

•

other revenues: including revenues from the sale and rental of fixed-line equipment, sales of mobile accessories and other miscellaneous revenues.

First half 2013 Condensed interim consolidated financial statements	23

NOTE 4

External purchases

(in millions of euros)	June 30, 2013	June 30, 2012
Commercial expenses and costs of content rights	(3,059)	(3,236)
o/w advertising, promotional, sponsoring and rebranding costs	(468)	(523)
o/w costs of content rights (1)	(188)	(253)
Service fees and inter-operator costs	(2,548)	(2,837)
Other network expenses, IT expenses	(1,418)	(1,440)
Other external purchases (1)	(1,911)	(1,973)
TOTAL	(8,936)	(9,486)
o/w rental expenses	(614)	(619)
(1) After 20 million euros in reversals from provisions for onerous contracts for content publisher operations on June 30, 2013 allocated to content cost.

First half 2013 Condensed interim consolidated financial statements	24

NOTE 5

Impairment losses and goodwill

5.1

Impairment of goodwill

	June 30, 2013	June 30, 2012
(in millions of euros)	Goodwill	Goodwill
Belgium	(385)	-
Romania	-	(159)
TOTAL	(385)	(159)

At June 30, 2013

In Belgium, the goodwill impairment of 385 million euros reflects the impact on projected cash flows of performance in the short and medium term in a context of increased competitive pressure (general decline in prices of all market players).

At June 30, 2012

The 159 million euros impairment charge for Romania reflected the effect of persistent deterioration in economic conditions on projected cash flows.

5.2

Goodwill

	At June 30, 2013
(in millions of euros)	Gross value	Accumulated impairment losses	Net book value
France	15,395	(13)	15,382
Spain	4,837	(114)	4,723
Poland	2,834	(2,078)	756
Rest of the World:
Romania	1,806	(515)	1,291
Egypt	1,212	(1,126)	86
Belgium	1,006	(461)	545
Slovakia	806	-	806
Ivory Coast	417	(42)	375
Jordan	243	(48)	195
Other	875	(171)	704
Enterprise	1,068	(646)	422
International Carriers & Shared Services	154	-	154
TOTAL	30,653	(5,214)	25,439

5.3

Sensitivity of recoverable amounts

Impairment tests are carried out annually and when there is any indication that assets may be impaired.

Changes in the economic and financial climate, varying levels of resilience of telecommunications operators to deteriorating local economic conditions, declines in the market capitalization of telecommunications companies and changes in business performance compared with market expectations serve as indicators of potential impairment.

As of June 30, 2013, based on an analysis of indicators of potential impairment, described in Note 18.6 of 2012 consolidated financial statements, the Group reassessed the recoverable amount of Belgium assets.

As the preparation of multi-year plans is performed at year-end, this half-year reassessment was derived from preliminary review of cash-flow estimates retained at the end of 2012 for Belgium.

First half 2013 Condensed interim consolidated financial statements	25

As a result of this reassessment, the Group recognized an impairment charge of 385 million euros as at June 30, 2013. The main assumptions used to estimate recoverable amounts for Belgium are set forth below:

At June 30, 2013	Belgium
Basis of recoverable amount	Value in use
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%
Post-tax discount rate	8.5%
Pre-tax discount rate	12.2%

In June 2013, the carrying value tested of Belgium was brought down to the recoverable amount of long-term and current assets amounting to 1.8 billion euros.

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of these cash flow is presented in case sensitivity.

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

At June 30, 2013
(in billions of euros)	Belgium
100% margin of the recoverable amount over the carrying value tested	0.0
100% effect on the recoverable amount of a variation of:
10% in cash flows for terminal year	0.2
1% in growth rate to perpetuity	0.2
1% in post-tax discount rate	0.3

The subsidiary Mobistar, listed at Brussels stock exchange, publishes its own regulated information and represents a contribution less than or equal to 5% of consolidated entities’ revenues, operating income before impairment, net finance costs and income tax as at June 30, 2013.

NOTE 6

Income tax

(in millions of euros)	June 30, 2013	June 30, 2012
Income tax	(915)	(882)
Current tax	(600)	(535)
Deferred tax	(315)	(347)

On July 4, 2013, the Administrative Court of Montreuil rejected the Group’s arguments regarding a tax dispute following a simplification of the Group’s corporate structure in 2005. This litigation has been described in the Group consolidated financial statements since 2010.

Orange considers it has solid legal arguments, particularly regarding the tax consequences of this decision. The Group is going to lodge an appeal against the judgment before the Administrative Court of Appeal of Versailles.

Since the appeal does not suspend payments, the required amounts will be paid to the Treasury for 1,952 million euros by the end of July, and approximately 190 million euros in September. The Court ruling has no impact on the operational and financial results of the Group because of the tax liability previously recognized.

NOTE 7

Financial assets, liabilities and financial results

7.1

Financial result

The financial result amounts to (869) million euros at June 30, 2013 against (697) million euros at June 30, 2012. The variation is mainly due to the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the public that resulted in the recognition of a financial profit of 272 million euros in the first half-year of 2012.

First half 2013 Condensed interim consolidated financial statements	26

7.2

Net financial debt

Net financial debt as defined and used by Orange is described in the following chart:

(in millions of euros)	June 30, 2013	December 31, 2012
TDIRA	1,334	1,328
Bonds, excluding TDIRA	29,735	32,531
Bank and multilateral lending institutions loans	2,209	2,476
Finance lease liabilities	680	675
Securitization debt	844	852
Cash collateral received	58	66
Commercial papers	725	366
Bank overdrafts	157	101
Commitment to purchase Mobinil-ECMS shares	228	220
Other commitments to purchase non-controlling interests	34	35
Other financial liabilities	352	620
Derivatives (liabilities)	994	858
Liabilities included in the calculation of net financial debt (a)	37,350	40,128
Derivatives (assets)	305	300
Gross financial debt after derivatives	37,045	39,828
Cash collateral paid	789	372
Other deposits related to financing	1	2
Other financial assets at fair value, excluding derivatives	300 (1)	133
Cash equivalents	4,519 (2)	7,116
Cash	1,276	1,205
Assets included in the calculation of net financial debt (b)	7,190	9,128
Effective portion of cash flow hedges	(622)	(433)
Effective portion of net investment hedges	72	(22)
Components of equity included in the calculation of net financial debt (c)	(550)	(455)
External net financial debt (a)-(b)+(c)	29,610	30,545

(1)

Including 35 million euros of negotiable debt securities with a remaining maturity exceeding 3 months at June 30, 2013.

(2)

Including deposits, 919 million euros of negotiable debt securities with a remaining maturity lower than 3 months at June 30, 2013, and mutual funds.

7.3

Main debt issues and redemptions

During the first half-year of 2013, Orange SA issued the following bonds:

•

In April 2013,  750 million euros  maturing on October 2019 and bearing interest at 1.875%;

•

In April 2013,  150 million euros  maturing on April 2029 and bearing interest at 3.30%.

In addition, in January 2013, Orange SA redeemed at maturity a 3,076 million euros bond bearing interest at 7.25%.

7.4

Orange's debt ratings

At June 30, 2013, Orange's debt ratings are as follows:

	Standard & Poor's	Moody's	Fitch Ratings
Long-term debt	BBB+	A3	BBB+
Outlook	Stable	Negative	Stable
Short-term debt	A2	P2	F2

On April 22, 2013, Standard & Poor's revised its rating on Orange's long-term debt from A- to BBB+ and its outlook from negative to stable, while confirming the rating of Orange's short-term debt to A2.

7.5

Management of covenants

Specific covenants with regards to financial ratios remain unchanged compared to December 31, 2012.

At June 30, 2013, these covenants are met.

7.6

Fair value of financial assets and liabilities

During the first half-year of 2013, no significant event has occurred regarding the fair value of financial assets and liabilities.

First half 2013 Condensed interim consolidated financial statements	27

NOTE 8

Shareholders' equity

At June 30, 2013, based on the number of issued shares at that date, Orange SA's share capital amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.94% of Orange SA's share capital and 27.12% of the voting rights either directly or indirectly in concert with the Fonds Stratégique d'Investissement.

8.1

Changes in share capital

No new shares were issued during the first half of 2013.

During the six months ended June 30, 2013, the weighted average number of ordinary shares outstanding was 2,627,519,063 and the weighted average number of ordinary and dilutive shares outstanding was 2,699,229,484.

8.2

Treasury shares

As authorized by the Shareholders' Meeting of May 28, 2013, the Board of Directors implemented a new share buyback program (the 2013 Buyback Program) and cancelled the 2012 Buyback Program, with immediate effect. The 2013 Buyback Program is described in the registration document filed with the French Securities Regulator (AMF) on March 27, 2013.

The only shares bought back by Orange during the first half of 2013 were shares bought back as part of the liquidity contract.

At June 30, 2013, Orange held 17,543,466 of its own shares (including 2,200,000 shares as part of the liquidity contract), compared with 21,481,241 at December 31, 2012 (of which 6,135,000 shares as part of the liquidity contract). Purchases and sales of treasury shares are recorded under changes in equity, on the date on which ownership is transferred (value date).

8.3

Dividends

The Shareholders' meeting held on May 28, 2013 approved the payment of a dividend of 0.78 euros per share in respect of 2012. After payment of the interim dividend of 0.58 euro per share on September 12, 2012 for a total of 1,528 million euros, the balance of the dividend amounting to 0.20 euro per share was paid on June 11, 2013 for the amount of 526 million euros.

8.4

Non-controlling interests

(in millions of euros)	June 30, 2013	December 31, 2012
Debit part of equity attributable to non-controlling interests (a)	1,938	2,128
o/ w TP Group	992	1,082
o/ w Sonatel Group	458	515
o/ w Mobistar Group	146	170
o/ w Jordan Telecom Group	186	216
Credit part of equity attributable to non-controlling interests (b)	(71)	(50)
o/ w Orange Uganda	(41)	(32)
o/ w Telkom Kenya	(21)	(10)
Total Equity attributable to non-controlling interests (a+b)	1,867	2,078

(in millions of euros)	June 30, 2013	June 30, 2012
Dividends paid to minority shareholders	345	565
o/ w TP Group	78	231
o/ w Sonatel Group	164	157
o/ w Mobistar Group	51	104
o/ w Jordan Telecom Group	43	48

First half 2013 Condensed interim consolidated financial statements	28

8.5

Cumulative translation adjustment

(in millions of euros)	June 30, 2013	June 30, 2012
Gain (loss) recognized in other comprehensive income during the period	(577)	506
Reclassification to net income for the period	(3)	(167)
Total transaction adjustments for continuing operations	(580)	339

The change in translation differences recognized in other comprehensive income includes:

•

in the first half of 2013, an decrease of (305) million euros due to depreciation in the pound sterling and of (171) million euros due to depreciation in the Polish zloty.

•

in the first half of 2012, an increase of 229 million euros due to appreciation in the pound sterling and of 190 million euros due to appreciation in the Polish zloty.

At June 30, 2012, the reclassification of translation adjustments to net income for the period was due to the disposal of Orange Swiss entities.

NOTE 9

Litigations and unrecognized contractual commitments

9.1

Litigations

At June 30, 2013, the contingency reserves recorded by the Group for all the disputes in which it is involved amounted to 413 million euros compared with 487 million euros at December 31, 2012.

As a rule, Orange does not provide any detail regarding provisions, as it believes that any disclosure on a case-by-case basis could seriously harm its position. Similarly, the settlement of certain disputes may be covered by confidentiality provisions, particularly in case of a transaction.

In light of the foregoing, this note describes the new proceedings and developments in existing litigations that have occurred since the publication of the consolidated financial statements for the year ended December 31, 2012, and that may have or that have had a significant effect on the financial situation or the profitability of the Group.

9.1.1

France Litigations

Litigations related to competition law

In June 2013, several competitors brought precautionary actions against Orange in order to avoid any inadmissibility due to the statutes of limitations (see details hereinafter).

Fixed network and contents

•

On February 25, 2013, the Court of Arbitration of the International Chamber of Commerce of Paris rejected all claims from the Numericable group for the compensation of damage caused by the alleged de facto termination of the agreements signed with Orange giving it the right to use, for its cable networks, Orange’s civil engineering installations. Numericable claimed that Orange should pay in particular the sum of 542 million euros in damages. These agreements were granted to Numericable when certain cable networks were disposed of in 2004.

•

On June 18 and 25, 2013, the Paris Commercial Court dismissed the claims of SFR and Verizon for the reimbursement of alleged overpayments on, respectively, interconnection services provided by Orange in 2006 and 2007 for SFR, and wholesale access or interconnection services provided by Orange from 2006 to 2010 for Verizon. However, it ordered Orange SA to pay Verizon 500,000 euros for 2008. SFR and Verizon claimed respectively 48 million and 37 million euros. A few days before these decisions were rendered, Colt, British Telecom France and Completel brought actions against Orange SA before the Paris Commercial Court on the same grounds as Verizon. The three operators’ claims amount provisionally to a total of 27 million euros. Orange believes that these claims are unfounded.

•

In parallel with the ongoing investigation before the French Competition Authority on Orange’s practices on the market for services to local communities aiming at reducing zones not yet covered by a broadband network, SFR brought an action for damages before the Paris Commercial Court on June 18, 2013. The total claim amounts provisionally to 50 million euros. At this stage and, in any case, as long as there is no decision of the French Competition Authority on the objected practices, Orange believes that this claim is unfounded.

•

In July 2013, the European Commission carried out an inspection at the premises of Orange and other European operators as part of an investigation launched into the data connectivity on Orange’s networks and the international transit business. At this stage of the procedure, it is not possible to assess the risk for the company. However, following a claim by Cogent on parameters close to those that lead the European Commission to open its investigation, the French Competition Authority already ruled on September 20, 2012 that there was no ground for notifying a statement of objections to Orange and that Orange was entitled to be paid by IP transit operators in case of significant imbalance in traffic exchange.

First half 2013 Condensed interim consolidated financial statements	29

Mobile Network

•

Following the decision of the French Competition Authority issued in December 2012 imposing a fine of 117.4 million euros against Orange for excessive price discrimination practices between calls made within its own network and calls made to its competitors’ networks, Bouygues Telecom, Oméa Telecom, Outremer Telecom and Euro-Information Telecom each brought in June 2013 an action against Orange before the Paris Commercial Court for damages allegedly suffered because of these practices. The four operators’ claims amount provisionally to a total of 792 million euros. Orange SA believes no damages were suffered by these operators and in any case intends to make a request for suspension of the examination of these claims as long as a final decision is not rendered in the parallel procedure initiated by the Authority.

•

At the same time as the ongoing investigation before the French Competition Authority on Orange’s practices on the B-to-B market for fixed-line and mobile services, Bouygues Telecom brought an action before the Paris Commercial Court on June 13, 2013, for damages allegedly suffered because of these practices and provisionally estimated at 400 million euros. At this stage of the procedure and in any event as long as there is no decision of the French Competition Authority on these practices, Orange believes that Bouygues Telecom’s claims are unfounded.

•

On July 4, 2013, the Paris Court of Appeal, examining the case on remand after annulment by the French Supreme Court of its former decision dated September 23, 2010, ordered Orange Caraïbe and Orange SA to pay a fine of 60 million euros because of their practices between 2000 and 2005 in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. This decision confirms most of the objections stated by the French Competition Authority in its decision dated December 9, 2009 ordering Orange to pay a fine of 63 million euros (which was paid). Orange may lodge a new appeal before the French Supreme Court.

Other proceedings

•

On May 21, 2013, Orange and the Société Nationale des Chemins de Fer Français (SNCF) signed a transaction regarding the litigation having opposed them since November 2000 about the amount of fees due by Orange for its use of SNCF railway infrastructures between 1990 and 1996. The agreement provides for the payment to SNCF of a final contractual indemnity the amount of which was already recorded as a provision in the financial statements at December 31, 2012. In a decision dated June 5, 2013, the President of the Paris Administrative Court of Appeal took notice of the parties’ withdrawal. His decision put a final end to this procedure.

9.1.2

Poland litigations

•

Following a tax audit to which TP SA was subject with respect to fiscal year 2009, discussions were held with the Administration during the first half of 2013. TP SA believes it has solid grounds for its defense in respect of the adjustment issues raised by the Administration.

•

On March 18, 2013, the Polish Competition Authority opened an investigation of the country’s three main mobile operators, including PTK Centertel, the mobile subsidiary of TP Group. The Authority indicated that it suspected an abuse of dominant position by the three operators in relation to interconnection rates. At this stage of the procedure, Orange can not assess the risk relating to this investigation.

9.1.3

Other litigations

State Aids

•

On March 19, 2013, the Court of Justice of the European Union (CJEU) annulled the decision of the General Court of the European Union of May 21, 2010, which had ruled that the declarations made and the shareholder’s loan announced by the French government in 2002 in support of Orange SA had not allocated any public funds and could not be classified as State aid. The General Court had itself annulled the decision of the European Commission of 2004 which ruled that these measures were incompatible with the common market but had not ordered reimbursement of the aid. The CJEU held that even though the shareholder’s loan had not been implemented, the announcement gave Orange an advantage in terms of its access to resources of the French State, as such a loan could potentially affect the state budget. The case was remanded to the General Court of the European Union for a new examination.

First half 2013 Condensed interim consolidated financial statements	30

International litigations

•

On May 24, 2013, the Paris Court of Appeal held inadmissible the action brought in 2007 against Orange SA by Messrs Mikati, minority shareholders of FTM Liban (FTML), subsidiary of Orange, and cleared FTML. This decision confirms the ruling of the Paris Commercial Court in September 2010 dismissing Messrs Mikati from all their claims for compensation provisionally estimated at 97 million US dollars.

•

The telecommunication service taxes set up in Spain and in France were challenged by the European Commission before the Court of Justice of the European Union (CJEU). On June 27, 2013, the CJEU held that these taxes are not incompatible with EU law. This negative decision has no impact on Orange’s accounts as these taxes were recognized as expenses and paid each year.

Apart from the proceedings mentioned above and the dispute relating to tax audits described in note 6, there are no governmental, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2012, which have had over the period, or which may have, a material impact on the Company’s or the Group’s financial position or profitability.

9.2

Unrecognized contractual commitments

The main developments in commitments made in relation to the disposal or acquisition of securities are presented in Note 2 relating to changes in scope of consolidation.

Based on the new contracts for the purchase of mobile telephones signed during the first half of 2013, the total amount of handsets purchase commitments is estimated at approximately 3.5 billion euros over the next years.

No other major event has impacted the unrecognized contractual commitments described in the consolidated financial statements for 2012

NOTE 10

Related party transaction

During the first six months of 2013, no transaction with related parties took place which materially affected the Group’s financial position.

NOTE 11

Subsequent events

Tax litigation

On July 4, 2013, the Administrative Court of Montreuil rejected the Group arguments regarding a tax litigation following a simplification of the Group’s corporate structure in 2005 (see Note 6).

Orange SA : distribution of an interim dividend

At its meeting held on July 24, 2013, the Board of Directors resolved to distribute an interim dividend of 0.3 euro per share in respect of 2013. This interim dividend will be paid in cash on December 11, 2013. The estimated payment amounts to 789,4 million euros based on the number of ordinary shares outstanding at June 30, 2013.

First half 2013 Condensed interim consolidated financial statements	31

Statutory auditors’ report on the first half-year financial information for 2013

Period from January 1, 2013 to June 30, 2013

This is a free translation into English of the statutory auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by your Shareholders’ meeting and in accordance with the requirements of Article L. 451-1-2 III of the French monetary and financial code («Code Monétaire et Financier»), we hereby report to you on:

•

the review of the accompanying condensed half-yearly consolidated financial statements of Orange SA, for the period from January 1, 2013 to June 30, 2013, and

•

the verification of information contained in the interim management report.

These condensed half-year consolidated financial statements have been prepared under the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1.

CONCLUSION ON THE FINANCIAL STATEMENTS

We conducted our limited review in accordance with professional standards applicable in France. A review of interim financial information mainly consists in making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared in all material respects in accordance with IAS 34 – IFRS as adopted by the European Union applicable to interim financial information.

 2.

SPECIFIC VERIFICATIONS

We have also verified the information provided in the interim management report commenting the condensed half-year consolidated financial statements that were subject to our review.

We have no matters to report on the fair presentation and consistency of this information with the condensed half-year consolidated financial statements.

French original signed at Neuilly-sur-Seine and Paris-La-Défense, on July 25, 2013, by

The statutory auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

First half 2013 Condensed interim consolidated financial statements	32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: July 25, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations